Section

MAR 04 2009

Washington, DC
106

09057305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEIGH BALDWIN & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 ALBANY STREET
(No. and Street)

CAZENOVIA (City) NY (State) 13035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET (Address) SYRACUSE (City) NY (State) 13203 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/25

OATH OR AFFIRMATION

I, LEIGH D. BALDWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEIGH BALDWIN & CO., LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 06/2011

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (O) INDEPENDENT AUDITORS' REPORT OF INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LEIGH BALDWIN & CO., LLC

Grimaldi & Nelkin
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

We have audited the accompanying statement of financial condition of **LEIGH BALDWIN & CO., LLC** as of December 31, 2008, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **LEIGH BALDWIN & CO., LLC** as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, PLLC
February 13, 2009

650 James Street, Syracuse, New York 13203 ■ Tel 315.472.1040 ■ Fax 315.472.1099 ■ www.grimaldicpa.com

LEIGH BALDWIN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash and cash equivalents	$	222,298
Deposits with clearing organization		100,000
Receivable from brokers and dealers		346,916
Securities owned:		
Marketable, at market value		238,124
Furniture, automobile, equipment and leasehold improvements, at cost, less accumulated depreciation of $76,784		8,720
Prepaid expenses		41,065
Other current assets		11,888
Intangible assets, net of amortization of $7,583		27,417
TOTAL ASSETS	$	996,428
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	369,554
Term loan payable		9,302
Total liabilities		378,856
MEMBERS' EQUITY		617,572
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	996,428

The accompanying notes are an integral part of these financial statements.

LEIGH BALDWIN & CO., LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2008

REVENUE		
Commissions	$	6,816,542
Principal transactions		118,510
Interest and dividends		56,044
Other income		7,615
Total revenue		6,998,711
EXPENSES		
Employee compensation and benefits		511,003
Commissions and floor brokerage		5,379,721
Communications		42,757
Occupancy		38,155
Interest		4,179
Regulatory fees and expenses		39,035
Other operating expenses		777,273
Total expenses		6,792,123
NET INCOME		206,588
MEMBERS' EQUITY - BEGINNING OF YEAR		641,278
MEMBERS' CONTRIBUTIONS		-
MEMBERS' DISTRIBUTIONS		(230,294)
MEMBERS' EQUITY - END OF YEAR	$	617,572

The accompanying notes are an integral part of these financial statements.

LEIGH BALDWIN & CO., LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	206,588
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		17,140
(Increase) decrease in:		
Receivable from brokers and dealers		123,209
Securities owned, net		270,959
Prepaid expenses		225
Other current assets		(424)
Increase (decrease) in:		
Accounts payable, accrued expenses and other liabilities		(314,008)
Securities sold, not yet purchased, at market value		(3,970)
NET CASH PROVIDED BY OPERATING ACTIVITIES		299,719
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on long term borrowing		(8,041)
Members' distributions		(230,294)
NET CASH USED IN FINANCING ACTIVITIES		(238,335)
NET INCREASE IN CASH		61,384
CASH - BEGINNING OF YEAR		160,913
CASH - END OF YEAR	$	222,297
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	4,179
Taxes paid	$	1,149

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leigh Baldwin & Co., LLC is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, Montana, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

NOTE 1 – (CONTINUED)

Intangible Assets

In December 2007, the Company entered into a five-year agreement for the administration of the Leigh Baldwin Total Return Fund (the "Fund"). The Fund administration servicing agreement requires a monthly fee of 35 basis points of the total assets of the Fund ($5,000 monthly minimum fee), plus out-of-pocket costs incurred on behalf of the Fund, and one-half of out-of-pocket expenses that are attributable to both the service provider and the Fund. The Company is also the Funds investment advisor.

The Company incurred organizational expenses of $35,000 for the Fund. This cost is being amortized over the five-year term of the agreement. Amortization expense was $7,000 in 2008. Accumulated amortization at December 31, 2008 was $7,583.

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Recent Accounting Pronouncements

FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Interpretation 48 was issued in July 2006 and was effective for fiscal years beginning after December 15, 2006. In February 2008, FASB deferred the application of FIN 48 for certain non-public entities until tax years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48, along with its accounting policy for evaluating uncertain tax positions for each set of financial statements where the deferral is applicable. Management estimates that FIN 48 will not have a material impact on the financial statements of the Company.

NOTE 2 – EQUIPMENT

Equipment is recorded at cost and depreciated over its estimated useful lives, using straight line for financial reporting and a modified accelerated cost recovery system (MACRS) for income tax purposes. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income. Repairs and maintenance charges which do not increase the useful lives of the assets are charged against income as incurred. Depreciation expense was $10,140 for the year ended December 31, 2008 for book purposes and was $1,716 for tax purposes.

	Accumulated Depreciation
Furniture and Equipment	$ 43,503
Automobile	33,281
Total	$ 76,784

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, members' capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2008, the Company had net capital of $490,998 which was $390,998 in excess of its required net capital of $100,000 for 2008. The Company's net capital ratio was 0.772:1 at December 31, 2008.

NOTE 4 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has two leases for office space from a related party, Susan Baldwin, wife of the President. One lease is a verbal agreement with terms of $2,000 per month plus 30% of heat and electricity charges. The second lease was a four-year lease, which commenced January 2004 and provided for a monthly rent of $900. The renewal for this lease has not been formalized and currently the month-to-month rent remains at $900 per month. Rent expense including utilities paid to a related party was $42,118 for the year ended December 31, 2008.

NOTE 5 – LEASING ACTIVITIES

The Company entered into a lease for additional office space in March 2007. The term of the lease is for five years. Future minimum lease payments under the operating lease are as follows:

2009	$ 24,135
2010	25,192
2011	26,249
2012	4,404
Total	$ 79,980

Total net rent expense (including payments to a related party) for the year ended December 31, 2008 was $38,155, which includes reimbursement of rent expense by independent representatives in the amount of $33,110.

NOTE 6 – OFF-BALANCE SHEET RISK

The Corporation maintains its cash accounts at various banks and at National Financial Service LLC. The Federal Depositors Insurance Corporation insures the cash held at the banks up to $250,000 per bank. The Securities Investors Protection Corp. protects unlimited cash and investments held at National Financial Services LLC. At December 31, 2008 there was no uninsured cash.

NOTE 7 – SECURITIES OWNED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value as follows:

	Owned
Certificate of Deposits	$ 105,306
Municipal Bonds	3,262
Common Stock	13,723
Mutual Funds	115,833
Total	$ 238,124

Marketable securities are recorded at fair value in accordance with FASB Statement No. 157. The resulting difference between cost and market value is included in the income statement.

NOTE 8 – ADVERTISING

Advertising costs, which are included in other operating expenses, are expensed as incurred. Advertising expense was $45,264 for the year ended December 31, 2008.

NOTE 9 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income. Unrealized gains or losses resulting from hedges of marked to market financial instruments are recorded in principal transactions.

Market values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

The fair value of not readily marketable securities (private placement) is equivalent to the market value of the underlying securities.

The Company did not have any derivative financial instruments at December 31, 2008.

NOTE 10 – LOAN PAYABLE

The Company has an obligation to a bank bearing interest at 5.94%. The loan is payable in monthly installments of $556.47, including interest, and is collateralized by an automobile. Principal payments through maturity at December 31, 2008, are as follows:

2009	$ 6,295
2010	3,007
	$ 9,302

NOTE 11 - FAIR VALUE

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company has elected to delay application of this statement as permitted for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Those items are disclosed in Note 6 at fair value.

NOTE 12 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparty.

SUPPLEMENTARY INFORMATION

As of December 31, 2008

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

LEIGH BALDWIN & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2008

NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 617,572
Deductions and/or charges:		
Non-allowable assets:		
Petty cash	$ 2,500	
Furniture and equipment	8,720	
Prepaid expenses	41,065	
Other current assets	11,881	
Intangible assets	27,417	
Unsecured customer debits	819	92,402
Net capital before haircuts on securities positions		525,170
Haircuts on securities		
Exempt securities - Money market funds	6,094	
Debt securities	20,057	
Undue concentrations	8,021	34,172
NET CAPITAL		$ 490,998
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 369,554
Long-term loan payable		9,302
TOTAL AGGREGATE INDEBTEDNESS		$ 378,856
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Total minimum net capital required at 6 2/3% of aggregate indebtedness		$ 25,258
Excess net capital over $100,000		$ 390,998
Excess net capital at 1,500%		$ 465,740
Excess net capital at 1,000%		$ 453,112
Ratio: Aggregate indebtedness to net capital		0.772 to1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of Form X-17A-5 For the Year Ended December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 496,076
Increase in state tax expense	(831)
Other current assets	(1,287)
Distributions to members'	(2,819)
Increase in interest expense	(141)
NET CAPITAL PER ABOVE	$ 490,998

LEIGH BALDWIN & CO., LLC
EXEMPTIVE PROVISION UNDER RULE 15c3-3
As of December 31, 2008

An exemption from Rule 15c3-3 is claimed. Identified below is the section upon which such exemption is based:

C. (k) (2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-26740	National Financial Services LLC	Retired -G

REPORT ON ANY MATERIAL INADEQUACIES

As of December 31, 2008

No material inadequacies existed or were found to have existed since the date of inception.

Grimaldi & Nelkin

CERTIFIED PUBLIC ACCOUNTANTS, PLLC

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

In planning and performing our audit of the financial statements and supplemental schedules of **LEIGH BALDWIN & CO., LLC**, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

650 James Street, Syracuse, New York 13203 ■ Tel 315.472.1040 ■ Fax 315.472.1099 ■ www.grimaldicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *Significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *Material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remoter likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, PLLC
February 13, 2009

LEIGH BALDWIN & CO., LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2008